Exhibit 99.1

Vermilion Energy Inc. Announces Agreement to Sell United States Assets and Provides Updated 2025 Guidance

CALGARY, AB, June 5, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce that it has entered into a definitive agreement for the sale of its United States assets (the "Assets") for cash proceeds of $120 million (the "Transaction").

Net proceeds from the Transaction will be directed towards debt repayment to further accelerate deleveraging efforts and strengthen Vermilion's balance sheet. Based on current strip commodity pricing(1) and operational plans, we would expect to exit 2025 with net debt(2) of $1.3 billion, with a trailing net debt to FFO ratio(3) of 1.3 times.

The Assets consist of approximately 5,500 boe/d (81% oil and liquids) of production and approximately 10 mmboe of Proved Developed Producing reserves estimated as evaluated by McDaniel & Associates Consultants Ltd. at December 31, 2024. The Transaction has an effective date of January 1, 2025 and is anticipated to close in Q3 2025, subject to the satisfaction of other customary closing conditions. The Transaction agreement includes $10 million of contingent payments(4) based on WTI prices over the two-year period starting July 1, 2025.

This Transaction, combined with the sale of our East Finn assets in 2023, completes our exit from the United States, allowing us to focus on our core gas-weighted assets in Canada and Europe. Vermilion would like to sincerely thank our talented and dedicated field teams in Wyoming for their commitment to safe and efficient operations over the past 11 years as well as the technical teams, which provided support from Denver and Calgary.

Updated 2025 Guidance

Vermilion is adjusting its 2025 capital budget to a range of $630 to $660 million, reflecting a reduction of approximately $100 million from the mid-point of our previous capital budget range of $730 to $760 million. This reduction reflects the removal of all remaining E&D capital associated with the Saskatchewan and United States divested assets post-closing. Vermilion expects full year and second half 2025 production to range between 117,000 to 122,000 boe/d, 68% natural gas-weighted in the second half of 2025. On a go-forward basis, it is estimated that over 90% of production will come from our global gas portfolio and over 80% of capital is expected be allocated to these assets. Vermilion will continue to evaluate capital investment levels during this period of increased volatility and will adjust capital if necessary to prioritize free cash flow over production growth during 2025 and 2026.

Category	Original 2025 Guidance*	Post-Westbrick 2025 Guidance*	Updated 2025 Guidance*
Production (boe/d)	84,000 – 88,000	125,000 – 130,000	117,000 – 122,000
% Natural Gas	56%	62%	65%
E&D capital expenditures ($MM)	$600 – 625	$730 – 760	$630 – 660
Royalty rate (% of sales)	8 – 10%	9 – 11%	8 – 10%
Operating ($/boe)	$17.00 – 18.00	$13.50 – 14.50	$13.00 – 14.00
Transportation ($/boe)	$3.50 – 4.00	$3.00 – 3.50	$3.00 – 3.50
General and administration ($/boe)**	$2.75 – 3.25	$2.25 – 2.75	$2.25 – 2.75
Cash taxes (% of pre-tax FFO)	7 – 9%	6 – 10%	4 – 8%
Asset retirement obligations settled ($MM)	$60	$60	$60
Payments on lease obligations ($MM)	$20	$20	$15

* Original 2025 guidance reflects foreign exchange assumptions of CAD/USD 1.40, CAD/EUR 1.48, and CAD/AUD 0.91. Post-Westbrick 2025 guidance, effective March 5, 2025, incorporates the close of the acquisition of Westbrick Energy Ltd. on February 26, 2025, and reflects foreign exchange assumptions of CAD/USD 1.43, CAD/EUR 1.51, and CAD/AUD 0.90. Current 2025 guidance reflects foreign exchange assumptions of CAD/USD 1.40, CAD/EUR 1.56, and CAD/AUD 0.89. **General and administration expense inclusive of expected cash-settled equity based compensation.

Advisors
Wells Fargo is acting as exclusive financial advisor and Citi is acting as strategic advisor to Vermilion in connection with the Transaction. Torys LLP is acting as legal advisor on the Transaction with Davis Graham & Stubbs LLP acting as co-advisor.

(1)	2025 forward strip pricing as at May 20, 2025: Brent US$67.51/bbl; WTI US$63.69/bbl; LSB = WTI less US$4.85/bbl; TTF $18.01/mmbtu; NBP $17.81/mmbtu; AECO $2.23/mcf; CAD/USD 1.40; CAD/EUR 1.56 and CAD/AUD 0.89.
(2)	Net debt is a capital management measure most directly comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of Vermilion's Management's Discussion and Analysis for the three months ended March 31, 2025. Pro forma net debt reflects reported net debt at March 31, 2025 less cash proceeds from the sale of the Saskatchewan assets.
(3)	Net debt to four quarter trailing fund flows from operations ("FFO") is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company's ability to repay debt. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of Vermilion's Management's Discussion and Analysis for the three months ended March 31, 2025.
(4)	Contingency Payment 1: US$3.5MM if NYMEX WTI averages a minimum of US$67.00/bbl between July 1, 2025 – June 30, 2026, and Contingency Payment 2: US$3.5MM if NYMEX WTI averages a minimum of US$65.00/bbl between July 1, 2026 – June 30, 2027.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. The Company's business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included in this press release may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this press release include, but are not limited to: the closing of the Transaction and the timing thereof; the closing of the Saskatchewan Transaction and the timing thereof; estimated reserve quantities attributable to the Assets; the use of proceeds from the Transaction, including the statement that the debt repayment will further accelerate deleveraging efforts and strengthen Vermilion's balance sheet; the expected net debt and net debt to four quarter trailing FFO ratio; geographic production estimates and related capital spending estimates; the continued evaluation of the capital investment levels and capital adjustment objectives; and forecasted production, capital expenditures, royalty rate as percentage of sales, operating costs per boe, transportation costs per boe, general and administration expense per boe, asset retirement obligations, and payments on lease obligations.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this press release, assumptions have been made regarding, among other things: that all closing conditions to the Transaction will be satisfied and the closing of the Transaction will occur as anticipated; that all closing conditions to the Saskatchewan Transaction will be satisfied and the closing of the Saskatchewan Transaction will occur as anticipated, including the ability of the buyer's ability to obtain financing; the accuracy of the McDaniel & Associates Report (as defined below); the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management's expectations relating to the timing and results of exploration and development activities; the impact of Vermilion's dividend policy on its future cash flows; credit ratings; the ability of Vermilion to effectively maintain its hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the risk that the Transaction will not be completed on the terms anticipated or at all, including due to a closing condition not being satisfied; the risk that the Saskatchewan Transaction will not be completed on the terms anticipated or at all, including due to a closing condition not being satisfied; financing not being available to the buyer to complete the Saskatchewan Transaction; counterpart risk; the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; constraints at processing facilities and/or on transportation; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks and uncertainties related to environmental legislation, hydraulic fracturing regulations and climate change; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; weather conditions, political events and terrorist attacks; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this press release and Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Reserves Data: All oil and natural gas reserve information contained in this press release is derived from the independent engineering reserves evaluation of certain oil, natural gas liquids and natural gas interests of the Company prepared by McDaniel & Associates Consultants Ltd. dated March 4, 2025 and effective December 31, 2024 (the "McDaniel & Associates Report") and has been prepared and presented in accordance with the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities. In this press release: (A) all reserves presented are gross reserves; (B) the recovery and reserve estimates of crude oil, NGL and natural gas reserves provided in this press release are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided in this press release; and (C) the estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.

Boe Equivalency: Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6:1). Barrel of oil equivalents (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, as the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Financial data contained within this document are reported in Canadian dollars.

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SOURCE Vermilion Energy Inc.

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For further information: For further information please contact: Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:30e 05-JUN-25